September 25, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Fund”) — Registration Statement on Form S-1
Ladies and Gentlemen:
     Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of the Registration Statement on Form S-1 relating to an offering by the Fund of units of limited partnership interest. The filing reflects changes to the Fund’s Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (Reg. No. 333-136804) filed with the Commission on January 8, 2009. This filing is being made to comply with Commission Rule 415(a)(5) (and may be amended to include unsold securities from the prior Registration Statement as permitted by Rule 415(a)(6)) as well as to register an additional amount of units of limited partnership interest for sale to the public. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc., the Fund’s general partner, for five years.
     Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Very truly yours,

/s/ Daniel F. Spies

cc:	James B. Biery
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